U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  FORM 12b-25

                          NOTIFICATION OF LATE FILING

                        Commission File Number 333-118902
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(Check  One):
[ ]  Form  10-K  and  Form  10-KSB    [ ]  Form  11-K
[ ]  Form  20-F   [X]  Form  10-Q  and  Form  10-QSB   [ ]  Form  N-SAR

     For  Period  Ended:      September  30,  2005
                              --------------------

[ ]  Transition  Report  on  Form  10-K  and  Form  10-KSB
[ ]  Transition  Report  on  Form  20-F
[ ]  Transition  Report  on  Form  11-K
[ ]  Transition  Report  on  Form  10-Q  and  Form  10-QSB
[ ]  Transition  Report  on  Form  N-SAR

     For  the  Transition  Period  Ended:

     Read  Attached  Instruction  Sheet  Before Preparing Form.  Please Print or
Type.

     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

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                                     PART I
                             REGISTRANT INFORMATION
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Full  Name  of  Registrant          SIBERIAN  ENERGY  GROUP  INC.
                                    -----------------------------
Former  Name  if  Applicable

Address  of  Principal  Executive
 Offices (Street and Number)        275 MADISON AVE, 6TH FLOOR,
                                    ---------------------------

City,  State  and  Zip  Code        NEW  YORK,  NY  10016
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                                     PART II
                             RULE 12b-25(b) AND (c)
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     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25 (b), the following should be completed. (Check appropriate box)

/X/ (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

/X/ (b) The subject annual report, semi-annual report, transition report on Form 10-K, 10-KSB, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

/ /  (c)  The  accountant's  statement  or  other  exhibit  required  by Rule
          12b-25(c) has been attached if applicable.

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                                    PART III
                                    NARRATIVE
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     State below in reasonable detail the reasons why Forms 10-K, 10-KSB, 11-K. 20-F, 10-Q, 10-QSB, N-SAR, or the transition report or portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

     The registrant has experienced delays in completing its 10-QSB as the registrant's auditors have not had sufficient time to conduct their review of the registrant's financial statements for the quarter ended September 30, 2005. As a result, the registrant is delayed in filing its Form 10-QSB for the fiscal quarter ended September 30, 2005.

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                                    PART IV
                                OTHER INFORMATION
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(1) Name and telephone number of person to contact in regard to this notification

          David M. Loev               (713)                524-4110
      ---------------------        -----------        -----------------
             (Name)               (Area  Code)       (Telephone  Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                                               [X]  Yes  [ ]  No


(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                               [ ]  Yes  [X]  No

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


                           SIBERIAN ENERGY GROUP INC.
                   --------------- --------------------------
                  (Name of Registrant as specified in charter)

     Has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date    November  14,  2005                   By  /s/  David  Zaikin
       --------------------                       ------------------
                                       David  Zaikin,  Chief  Executive  Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION

     Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).

                              GENERAL INSTRUCTIONS

1. This form is required by Rule 12b-25 of the General Rules and Regulations under the Securities Exchange Act of 1934.
2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the Form will be made a matter of the public record in the Commission files.
3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.
4. Amendments to the notification must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.